Filed pursuant to Rule 424(b)(5)
Registration No. 333-186823

PROSPECTUS SUPPLEMENT
(To prospectus supplement and prospectus each dated February 25, 2013)

Enersis S.A.

Rights Offering for Shares of Common Stock

in the Form of American Depositary Shares or Shares

We offered to our common stockholders transferable rights to subscribe for up to 6,473,976,239 new shares of common stock in the Republic of Chile and outside Chile, including shares of common stock represented by American Depositary Shares, or ADSs. These new shares of common stock were offered by way of a preemptive rights offering, in which we distributed (i) to holders of our ADSs, transferable rights to subscribe for new ADSs at the ADS subscription price of Ch$8,650 per new ADS, which we refer to as ADS rights, and (ii) to holders of our common stock, transferable rights to subscribe for new shares of our common stock at the share subscription price of Ch$173 per new share, which we refer to as share rights. The ADS rights and share rights are referred to collectively as the rights. The dealer managers named below agreed to provide marketing and solicitation services in connection with the rights offering and to act as placement agents with respect to any shares that were not subscribed for in the rights offering.

An aggregate of 6,316,932,923 new shares of common stock (including 1,675,441,700 new shares in the form of ADSs), representing approximately 97.6% of the 6,473,976,239 new shares of common stock offered for subscription in the rights offering, were subscribed for by holders of rights. We offered and sold the remaining 157,043,316 new shares of common stock not subscribed for by holders of rights at the subscription price of Ch$182.30 per share in an auction/remate on the Bolsa de Comercio de Santiago, or the Santiago Stock Exchange, on March 28, 2013 for aggregate proceeds of US$60,577,648 (based on an exchange rate of Ch$472.60 per US$1.00). These new shares were not offered in the form of ADSs.

The new shares of common stock subscribed for in the rights offering were issued and delivered on March 28, 2013. The new ADSs subscribed for in the rights offering were issued and delivered on or about April 1, 2013. Listing and trading in the new shares of common stock on the Santiago Stock Exchange, the Bolsa Electrónica de Chile, or the Chilean Electronic Stock Exchange, and the Bolsa de Corredores de Valparaíso, or the Valparaíso Stock Exchange (collectively referred to as the "Chilean Stock Exchanges"), commenced on March 28, 2013. Listing and trading in the new ADSs subscribed for in the rights offering on the New York Stock Exchange commenced on April 1, 2013.

Investing in our shares and ADSs involves risks. See “Risk Factors” beginning on page S-22 of the prospectus supplement dated February 25, 2013.

The following amounts relate to the shares and ADSs issued in the preemptive rights offering only and do not relate to the shares sold in the auction/remate:

	Subscription Price	Proceeds to Company (1)
Per new share of common stock	Ch$173	Ch$173
Per new ADS (2)	US$18.40(3)	US$18.30
Total offering (2)(4)	US$2,315,627,255	US$2,312,377,055

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(1)	Before deducting transaction expenses and commissions payable by us.
(2)	Based on an exchange rate of Ch$472.60 per US$1.00.
(3)	Represents the final ADS subscription price plus the ADS issuance fees of the depositary of US$0.10 per new ADS.
(4)	Includes shares subscribed in Chile and ADSs subscribed in the U.S.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Our company and our common shares have been registered with the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Superintendency, or the SVS). The SVS has not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus or the Spanish language prospectus used in Chile is truthful or complete.

Global Coordinators and Joint Bookrunners
J.P. Morgan	BTG Pactual	BofA Merrill Lynch

Bookrunners
Banchile	BBVA	Credit Suisse
Deutsche Bank Securities	Goldman, Sachs & Co.	HSBC
LarrainVial	Morgan Stanley	Santander

Co-Managers
BNP PARIBAS	Credit Agricole CIB	Mitsubishi UFJ Securities

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The date of this prospectus supplement is April 5, 2013.

Final ADS Subscription Price

The final ADS subscription price was approximately US$18.40 per new ADS. The final ADS subscription price per new ADS was the U.S. dollar equivalent of the final share subscription price per new share of Ch$173 determined as described below under “—Final Share Subscription Price,” based on the exchange rate of Ch$472.60 per U.S. dollar at which the U.S. dollar amounts were converted to Chilean peso amounts.

Holders of ADS rights exercising such rights and subscribing for new ADSs were required to deposit US$18.65, or the ADS deposit amount, per new ADS subscribed. The ADS deposit amount exceeded the final ADS subscription price by approximately US$0.25 per new ADS. Such excess of the ADS deposit amount over the final ADS subscription price for the new ADSs subscribed is being refunded to the exercising holders of ADS rights. See “The Rights Offering—Offering to ADS Holders—ADS Deposit Amount” in the prospectus supplement dated February 25, 2013.

Transactions by the Dealer Managers

During the trading and subscription periods for the ADS rights on the New York Stock Exchange from February 26, 2013 to March 21, 2013 and the trading and subscription periods for the share rights on the Chilean Stock Exchanges from February 25, 2013 to March 26, 2013, the dealer managers:

•	did not carry out any stabilizing transactions in connection with the rights offering;

•	did not purchase or sell any ADSs;

•	purchased 7,302 ADS rights at prices ranging from $0.045 to $0.075 per ADS right;

•	sold 293 ADS rights at the price of $0.057 per ADS right;

•	purchased 8,188,153 shares at prices ranging from Ch$175.58 to Ch$186.00 per share;

•	sold 8,188,153 shares at prices ranging from Ch$175.58 to Ch$190.20 per share;

•	purchased 151,831 share rights at prices ranging from Ch$5.40 to Ch$9.00 per share right;

•	sold 502,207 share rights at prices ranging from Ch$5.40 to Ch$8.80 per share right;

•	did not exercise any share rights or subscribe for any shares of common stock; and

•	did not exercise any ADS rights or subscribe for any ADSs.

The foregoing relates to the dealer managers’ transactions other than transactions on behalf of their clients.